SUBSIDIARIES OF REGISTRANT

Multimedia Games, Inc., a Delaware corporation

MGAM Systems, Inc., a Delaware corporation

MGAM Technologies, LLC, a Delaware limited liability company

MegaBingo International, LLC, a Delaware limited liability company

Multimedia Games de México S. de R.L. de C.V., a Mexican entity

Multimedia Games de México 1 S. de R.L. de C.V., a Mexican entity

Servicios de Wild Basin S. de R.L. de C.V., a Mexican entity